UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 6, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SouFun Holdings Limited

File No. 005-85680 - CF#31626

Hunt 7-A Guernsey L.P. Inc., Hunt 7-B Guernsey L.P. Inc., Hunt 6-A Guernsey L.P. Inc., Hunt 7-A GP Limited, Hunt 6-A GP Limited, Apax Europe VI-A, L.P., Apax Europe VI-1, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VI GP L.P. Inc., Apax Europe VI GP Co. Limited, Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form Schedule 13D/A filed on September 30, 2014.

Based on representations by Hunt 7-A Guernsey L.P. Inc., Hunt 7-B Guernsey L.P. Inc., Hunt 6-A Guernsey L.P. Inc., Hunt 7-A GP Limited, Hunt 6-A GP Limited, Apax Europe VI-A, L.P., Apax Europe VI-1, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax Europe VI GP L.P. Inc., Apax Europe VI GP Co. Limited, Apax Europe VII GP L.P. Inc. and Apax Europe VII GP Co. Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 9 through April 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary